Exhibit I

16th April, 2004

The Listing Department,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai – 400 001.

Dear Sir,

Pursuant to Clauses 20 and 41 of the Listing Agreement, we send herewith the Audited Financial Results for the year ended 31st March, 2004, segment reporting, summarized Balance Sheet as on 31st March, 2004 and the press release in duplicate duly approved at the Board meeting held today.

We shall publish the results in the Business Standard and Mumbai Sakal within 48 hours from the conclusion of the Board meeting.

We are also pleased to inform that the Board of Directors have recommended dividend of Rs.3.50 per equity share of Rs.10/– each (i.e. 35%) out of the net profits for the year ended 31st March, 2004.

This is for your information and records.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary

AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED

MARCH 31, 2004

(Rs. in Lacs)

				Nine	Nine
		Quarter	Quarter	Months	Months
		ended	ended	ended	ended	Year ended	Year ended
	Particulars	31-3-2004	31-3-2003	31-12-2003	31-12-2002	31-3-2004	31-3-2003
1	Interest earned (a) + (b) + (c) + (d)	66582	55283	188311	146078	254893	201361

a	Interest / discount on advances / bills	29030	22174	81836	55558	110866	77732

b	Income on investments	33175	30666	99047	80629	132222	111295

c	Interest on balances with Reserve Bank of India and other inter bank funds	4167	2363	6929	9681	11096	12044

d	Others	210	80	499	210	709	290

2	Other income	14049	12202	33954	34353	48003	46555

A	Total income (1+2)	80631	67485	222265	180431	302896	247916

3	Interest expended	30525	31080	90580	88116	121105	119196

4	Operating expenses (e) + (f)	21672	16439	59328	41266	81000	57705

e	Payment to and provision for employees	4606	4823	15803	10372	20409	15195

f	Other operating expenses	17066	11616	43525	30894	60591	42510

B	Total expenditure (3) + (4) (excluding provisions & contingencies)	52197	47519	149908	129382	202105	176901

C	Operating profit (A – B) (Profit before provisions and contingencies)	28434	19966	72357	51049	100791	71015

D	Other provisions and contingencies	7192	3026	21703	10904	28895	13930

E	Provision for taxes	5770	5278	15176	13047	20946	18325

F	Net profit (C-D-E)	15472	11662	35478	27098	50950	38760

5	Paid up equity share capital (face value Rs. 10)	28479	28205	28390	28201	28479	28205

6	Reserves excluding revaluation reserve	240709	196278	—	—	240709	196278

7	Analytical Ratios:
( i )	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil

( ii )	Capital adequacy ratio	11.66%	11.12%	10.74%	13.00%	11.66%	11.12%

(iii)	Earnings per share (par value Rs. 10/-each)
	Basic	5.43	4.14	12.52	9.61	17.95	13.75

	Diluted	4.99	3.83	11.59	9.00	16.55	12.79

8	Aggregate of Non Promoter Shareholding
	— No. of shares	215930713	213185713	215036413	213149613	215930713	213185713

	— Percentage of shareholding	75.82%	75.59%	75.74%	75.58%	75.82%	75.59%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank are:

(Rs in lacs)

	Quarter	Quarter	Nine Months	Nine Months
	ended	ended	ended	ended	Year ended	Year ended
	31-3-2004	31-3-2003	31-12-2003	31-12-2002	31-03-2004	31-03-2003
1. Segment Revenue
a) Wholesale Banking	44389	43445	131756	132863	176145	176308
b) Retail Banking	66408	53222	186789	141694	253197	194916
c) Treasury	13340	11826	30720	30673	44060	42499

Total	124137	108493	349265	305230	473402	413723

Less: Inter Segment Revenue	43506	41008	127000	124799	170506	165807

Income from Operations	80631	67485	222265	180431	302896	247916

2. Segment Results
a) Wholesale Banking	9598	6575	25228	18804	34826	25379
b) Retail Banking	7297	5999	14924	10177	22221	16176
c) Treasury	4347	4366	10502	11164	14849	15530

Total Profit Before Tax	21242	16940	50654	40145	71896	57085

3. Capital Employed (Segment assets — Segment liabilities)
a) Wholesale Banking	215242	715704	687217	778911	215242	715704
b) Retail Banking	(258890)	(587010)	(696943)	(689044)	(258890)	(587010)
c) Treasury	366010	96202	259527	127118	366010	96202

Total	322362	224896	249801	216985	322362	224896

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).

The Bank operates in three segments: wholesale banking, retail banking and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems. Effective this year, commercial vehicle loan division, which was earlier part of wholesale banking has now been classified as part of retail banking in line with the change in segment focus for this product strategy.

Segment revenue includes earnings from external customers plus earnings from funds transferred from one segment to the other based on an internal transfer price. Segment result includes revenue less interest expense (whether to customers or to the lending segment based on the internal transfer price) less operating expense and provisions, if any, for that segment.

Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by its customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

Segment capital employed represents the net assets in that segment. It excludes capital and net unallocated items.

NOTES:

1.	The above results for the quarter (unaudited) and year ended (audited) March 31, 2004, have been taken on record by the Board at its meeting held on April 16, 2004.

2.	The Board of Directors at their meeting proposed a dividend of Rs. 3.5 per share, subject to the approval of the members at the ensuing Annual General Meeting and by the Reserve Bank of India. Dividends paid will be tax free in the hands of the shareholders.

3.	The register of members and share transfer books will remain closed from May 08, 2004 to May 26, 2004 both days inclusive. The Annual General Meeting of the company has been scheduled for May 26, 2004.

4.	During the quarter and the year ended March 31, 2004, the bank allotted 8,94,300 shares and 27,46,000 shares respectively, pursuant to the exercise of stock options by certain employees. The bank allotted 10,52,100 shares on April 5, 2004 pursuant to the exercise of stock options by certain employees during the quarter ended March 31, 2004. These shares would rank pari-passu with the existing shares in all respects.

5.	In February 2004, the bank issued unsecured redeemable non-convertible subordinated bonds of Rs. 400 crores to augment the Tier II capital for strengthening capital adequacy and enhancing longterm resources of the bank. The bank raised subordinated debt of Rs. 395 crores with maturity of 10 years 3 months at an interest rate of 5.9% per annum and Rs. 5 crores with maturity of 13 years 3 months at an interest rate of 6% per annum.

6.	During the year, the Bank granted 68,23,400 options under Employee Stock Option Scheme 4 (ESOS 4), 24,24,500 options under Employee Stock Option Scheme 5 (ESOS 5) and 17,45,100 options under Employee Stock Option Scheme 6 (ESOS 6) (aggregating to 1,09,93,000 options) at price of Rs 358.60, Rs 366.30 and Rs. 362.90 per option respectively. The exercise price of the options under ESOS 4 and 6 are based on the market price of shares of the bank prevailing on the National Stock Exchange of India Limited (NSE) on the immediately preceding business day from the date of grant of option. These options are granted pursuant to shareholders’ resolution passed at the 9th Annual General Meeting of the Bank held on June 2, 2003. The exercise price for the options under ESOS 5 is based on the average daily closing price of the shares of the bank quoted on The Stock Exchange, Mumbai for a period of sixty days preceding the grant of option. These options were granted pursuant to shareholders’ resolution relating to options passed at the Extra-ordinary General Meeting of the bank held on 1 January 2000. A predefined rate of the above options would vest on each successive anniversary of the grant date over a three year period.

7.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

8.	As per market practice, the bank pays commission to sales agents and also receives front ended subventions from dealers and manufactures for originating retail asset products. In line with international accounting practice, the Bank, in 2002-03, had amortised such commission paid, net of subvention received (net commission), over the tenor of the asset on a yield to maturity basis. During the current financial year 2003-04, the Reserve Bank of India advised the bank that such net commission paid to sales agents should be fully expensed in the year in which it is incurred, as a prudent regulatory measure. Consequently, the bank has charged off the entire net commission paid to the retail asset sales agents, including the net unamortised commission brought forward from the previous year in the current year. As a result, net profit after tax for the year is lower by Rs. 43,86 lacs.

9.	During the year ended March 31,2004, the total number of branches (including extension counters) and the ATM network increased by 81 branches and 178 ATMs respectively.

10.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2004:

Opening Balance Additions Disposals Closing Balance	Nil 19 19 Nil

11.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current periods classification.

12.	Rs. 10 lacs = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : April 16, 2004	Managing Director

The Board has also taken on record the unaudited results for the year ended March 31, 2004, prepared as per US GAAP. The reconciliation of net incomes as per Indian GAAP and US GAAP is as follows:

( Rs. in Lacs)

	Year ended	Year ended
Particulars	31- 03-2004	31-03-2003
Net Profit as per Indian GAAP	50950	38760
Adjustment for
Investments	(4833)	(3092)
Loans	(5610)	1424
Affiliates	612	(103)
Stock Options	(1351)	(1369)
Loan acquisition cost write back	6970	(666)
Others	(1751)	(842)
Taxes	2558	1028
Net Profit as per US GAAP	47545	35140

     Note on the reconciliation of net incomes as per Indian GAAP and US GAAP

The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to differences in accounting treatment for amortization of premia on investments held in the “Available for Sale” category, loan loss provisions, deferred stock compensation expense, tax provisions and amortisation of acquisition costs on retail loans.

Note:	(i) Rs. = Indian Rupees
(ii) 10 lacs = 1 million
(iii) All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.

Certain statements in this release which contains words or phrases such as “will”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, manage our rapid growth, volatility of interest rates, future levels of non-performing loans, the adequacy of our allowances for investment and credit losses, technological changes, volatility in income from treasury operations, concentrations of funded exposures, our exposure to market risks, as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time, make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank.

Summarised Balance Sheet as at March 31	(Rs in Lacs)

	As at	As at
	31-03-2004	31-03-2003
CAPITAL AND LIABILITIES
Capital	28479	28205
Reserves and Surplus	240709	196278
Employees’ Stock Options (Grants) Outstanding	145	691
Deposits	3040886	2237607
Borrowings	230782	208465
Subordinated debt	60000	20000
Other Liabilities and Provisions	629698	351162

Total	4230699	3042408

ASSETS
Cash and balances with Reserve Bank Of India	254198	208196
Balances with Banks and Money at Call and Short notice	111557	108726
Investments	1925679	1338808
Advances	1774451	1175486
Fixed Assets	61691	52858
Other Assets	103123	158334

Total	4230699	3042408

NEWS RELEASE

HDFC BANK LIMITED FINANCIAL RESULTS
(INDIAN GAAP)
FOR THE YEAR ENDED MARCH 31, 2004

The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2004 at their meeting held in Mumbai on April 16, 2004. The Board also considered the unaudited US GAAP financial results for the year ended March 31, 2004.

Financial Performance (Indian GAAP):

Profit and Loss account — FY 2003-04:

The bank posted a strong performance during the financial year 2003-04 with total net revenues (net interest income plus other income) increasing by 41.2% to Rs.1817.9 crores from Rs.1287.2 crores in 2002-03. Net revenues excluding profit on sale of investments increased by 54.8% over the previous year. The revenue growth was driven principally by an increase of 62.8% in net interest income, as the average balance sheet size increased by 37.3 % and net interest margin increased by around 60 basis points to 3.8%.

The other income (non- interest revenue) has three main components: Commissions, Profit/Income on foreign exchange & derivatives and Profit on sale of investments. The first two are largely related to customer transactions while the last stream is linked primarily to the gains from trading and hold ing of government securities for statutory reserve requirements. In 2003-04, Commission income increased by 35.5% to Rs.320 crores with the main drivers being retail banking fees on debit/credit cards & point-of-sale (POS) terminals, transactional charges/fees on deposit and depository accounts and commissions from third party distribution. Commissions from cash management services also grew at a healthy pace due to higher volumes. Profits on sale of investments decreased from Rs.130.3 crores in 2002-03 to Rs.26.9 crores during 2003-04. The reduction is due to lower trading gains booked on government securities and is net of losses on debt mutual fund units post receipt of dividends. Foreign exchange and derivatives revenues increased by 35.1% to Rs.128.9 crores in 2003-04, driven primarily by higher trade flows and interest rate & currency risk hedging requirements of our customers.

Operating (non interest) expenses increased from Rs.577.1 crores in 2002-03 to Rs.810.0 crores in 2003-04. Despite a significant increase in investments relating to new branches, ATMs, geographical expansion of retail loan products, etc., operating expenses as a proportion of net revenues, declined from 44.8% in 2002-03 to 44.6% in 2003-04. Staff expenses accounted for 25.2% of non interest expenses in 2003-04 as against 26.3% in the previous year, despite an increase in staff strength from 4791 to 5423. Loan loss provisions increased from Rs.88.4 crores to Rs.178.3 crores in 2003-04, primarily driven by an increase in general loan loss provisions for retail loan product programs and some increase in specific loan loss provisions as the bank moved from the “180 day overdue” norm to the “90 day overdue” norm for recognizing non-performing assets. Provisions for amortization of investments were Rs.93.2 crores, principally due to the amortization of premium for SLR (Statutory Liquidity Ratio) investments in the “held to maturity” category.

Net profit increased by 31.4 % from Rs. 387.6 crores in 2002-03 to Rs.509.5 crores in 2003-04. Return on average networth was 20.1%, up from the previous year figure of 18.1%. The bank’s basic earning per share increased from Rs. 13.75 to Rs. 17.95 per equity share.

Balance Sheet — March 31, 2004:

The Bank registered strong growth in balance sheet parameters as well. Total Deposits increased by 35.9% from Rs. 22376 crores (March 31, 2003) to Rs.30409 crores (March 31, 2004). These deposits as at March 31, 2004 included around Rs 2000 crores of collections held as a banker to various initial public offerings. Savings account deposits, which are core to the Bank’s strategy for building stable, low cost sources of funds and reflect the strength of the retail liabilities franchise, increased by 67.4% from Rs. 4663 crores to Rs.7804 crores as of March 31, 2004. During 2003-04, total Advances grew by 51.0% to Rs. 17745 crores, driven by a growth of 112.9% in total retail advances (including car loans, personal loans, commercial vehicle loans, etc. but excluding investment in securitised retail loans) to Rs. 7325 crores, and an increase of 25.7% in wholesale advances to Rs. 10819 crores. The mix of the bank’s total advances as of March 31, 2004 is therefore, 60% wholesale and 40% retail. The bank’s core customer assets (advances and credit substitutes like commercial paper, corporate debentures, preference shares, etc.) increased from Rs.14450 crores in March 2003 to Rs.18858 crores in March 2004. In addition, the bank held Rs.3522 crores of investments and loans brought in through the securitisation route where the underlying assets were commercial vehicle, car loan and mortgage receivables and collateralised loan obligations. Total customer assets (including securitisation) were therefore Rs. 22379 crores as of March 31, 2004. Total balance sheet size grew by 39.1% to Rs.42307 crores as of March 31, 2004.

Quarterly Performance:

For the quarter ended March 31, 2004, net revenues were Rs.501.1 crores, up by 37.6% from Rs. 364.1 crores in the corresponding quarter ended March 31, 2003. Net interest income increased by 49.0% to Rs. 360.6 crores, driven by balance sheet growth and a continued marginal improvement in spreads. Other income grew by 15.1% to Rs. 140.5 crores, primarily consisting of commissions of Rs. 100 crores, loss on sale of investments of Rs. 8.2 crores and foreign exchange & derivatives revenues of Rs. 48.0 crores, as against Rs 59.1 crores, Rs. 34.5 crores (profits) and Rs. 28.3 crores respectively for the corresponding quarter ended March 31, 2003. Operating expenses increased from Rs. 164.4 crores (2002-03) to Rs. 216.7 crores (2003-04). After providing for loan loss provisions of Rs. 42.0 crores, provisions for mark-to- market of investments & amortisation of premia of Rs. 30.4 crores and tax of Rs. 57.7 crores, net profit for the quarter was Rs. 154.7 crores. This represents a 32.7% increase over the corresponding quarter ended March 31, 2003 and a 18.7% increase over the immediate preceding quarter ended December, 2003.

US GAAP:

Net Profit computed in accordance with US GAAP (unaudited) for year ended March 31, 2004 showed a healthy growth of 35.3% from Rs. 351.4 crores in 2002-03 to Rs. 475.5 crores in 2003-04. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to differences in accounting treatment for amortisation of premia on investments held in the “Available for Sale” category, loan loss provisions, deferred stock compensation expense and amortisation of acquisition costs on retail loans.

Dividend:

The Board of Directors recommended an enhanced dividend of 35% for the year ended March 31, 2004 as against 30% for the previous year. This would be subject to approval from the Reserve Bank of India.

Capital Adequacy Ratio:

In February 2004, the Bank issued Unsecured Redeemable Non-Convertible Subordinated Bonds of Rs 400 crores to augment the Tier-II Capital for strengthening Capital Adequacy and enhancing long term resources of the Bank.

As at March 31, 2004, the bank’s total capital adequacy ratio (CAR) stood at a healthy 11.7%, well above the regulatory minimum of 9%. Tier I CAR was 8.0%

Business Update:

With an improving macro economic environment in 2003-04 and its strong positioning in its major business lines, the bank has been able to achieve healthy growth across various operating and financial parameters. This performance reflects the strength and diversity of the bank’s three primary business franchises — Retail Banking, Wholesale Banking and Treasury, as well as a disciplined approach to risk – reward management.

During FY 2003-04, growth in the wholesale banking business continued to be driven by new customer acquisition and higher cross sell with a focus on optimising yields and increasing product penetration rather than on volume growth. The bank’s customized supply chain management solutions which combine electronic banking, cash management and vendor & distributor finance products continued to be an important contributor to the growth in the corporate banking business.

The Retail Banking business has been the fastest growing of the bank’s businesses in 2003-04. There was a significant expansion in the distribution network with the number of branches (including extension counters) increasing from 231 (in 122 cities) to 312 (in 163 cities) and the size of the bank’s ATM network expanding from 732 to 910. The over 100% growth in the retail loan portfolio to Rs. 7325 crores was driven primarily by the geographical expansion and extension of product range and was achieved without compromising asset quality. The bank’s credit card business is a little over 2 years old now and total number of cards issued have crossed the half a million mark. The bank expanded its presence in the “merchant acquiring” business with the total number of point-of-sale (POS) terminals installed by the bank at over 26000, up from 21800 in the previous year. The bank also achieved healthy growth in its third party distribution business with insurance sales, for the first time, supplementing third party product sales of mutual funds and RBI Bonds. The bank further consolidated its position as one of the leading Depository Participants in terms of number of retail investor accounts, providing high quality retail custody services in electronic form.

Risk Management and Portfolio Quality:

The bank’s portfolio quality remains amongst the best in the Indian banking industry with net non-performing assets (NPAs net of specific loan loss provision, interest in suspense and ECGC claims received) at 0.2% of advances and 0.1% of total customer assets. The bank’s policies on both specific and general loan loss provisions continue to be more conservative than the regulatory requirements. As on March 31, 2004, total general loan loss provisions were about 0.9% of standard advances as against the regulatory requirement of 0.25%. The general provisions amounted to about 0.7% of standard customer assets.

Note:	(i)	Rs. = Indian Rupees
	(ii)	1 crore = 10 million
	(iii)	All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.

Certain statements in this release which contains words or phrases such as “will”, “remains”, “should”, “continue” etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy and manage our rapid growth , the market acceptance of and demand for various banking services, volatility of interest rates, future levels of non-performing loans, the adequacy of our allowances for investment and credit losses, technological changes, volatility in income from treasury operations, concentrations of funded exposures, our exposure to market and operational risks, as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time, make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank.